As Filed with the Securities and Exchange Commission on July 9, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

HCC INSURANCE HOLDINGS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Shares of Common Stock, Par Value $1.00 Per Share
( Title of Class of Securities )
404132102
(CUSIP Number of Class of Securities Underlying Options to Purchase Company Stock)
Randy D. Rinicella, Esq.
Senior Vice President and General Counsel
13403 Northwest Freeway
Houston, Texas 77040
(713) 690-7300
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons )
with copies to:
Arthur S. Berner, Esq.
Haynes and Boone, LLP
1221 McKinney Street, Suite 2100
Houston, Texas 77010
(713) 547-2526
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$20,615,050.13	$632.88

*	Estimated solely for purposes of calculating the filing fee. This amount is based on the Black-Scholes option valuation model, and assumes that all eligible existing options to purchase 2,221,237 shares of common stock of HCC Insurance Holdings, Inc. will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of the value of the transaction.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable
Form or Registration No.:	Not Applicable
Filing Party:	Not Applicable
Date Filed:	Not Applicable
     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:

SCHEDULE TO
     This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to an offer by HCC Insurance Holdings, Inc., a Delaware corporation (the “Company”), to amend outstanding “Eligible Options” (as defined in the Offer to Amend) held by individuals subject to taxation in the United States so they may avoid potential adverse tax consequences under Section 409A of the Internal Revenue Code of 1986, as amended, upon the terms and subject to the conditions set forth in the Offer to Amend, dated July 9, 2007 (the “Offer to Amend”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Amend, as each may be amended or supplemented from time to time, constitute the “Offer”), a copy of which is filed herewith as Exhibit (a)(1)(C). Each eligible participant in the Offer may elect to amend each of his or her Eligible Options to increase the exercise price per share of the Company’s common stock, par value $1.00 per share, purchasable thereunder and to receive from the Company a special Cash Bonus (as defined in the Offer to Amend), upon the terms and subject to the conditions set forth in the Offer to Amend and in the Letter of Transmittal. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Amend and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.
Item 1. Summary Term Sheet.
     The information set forth under “Summary Term Sheet” in the Offer to Amend is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) The name of the issuer is HCC Insurance Holdings, Inc., a Delaware corporation, and the address of its principal executive offices is 13403 Northwest Freeway, Houston, Texas 77040. The telephone number of its principal executive offices is (713) 690-7300.
     (b) As of July 2, 2007, Eligible Options to purchase 2,221,237 shares of the Company’s common stock were outstanding. The information set forth in the Offer to Amend on the introductory pages and under “Summary Term Sheet,” “The Offer” — Section 1 (“Eligible Participants; Eligible Options; Amendment and Cash Bonus; Expiration Date; Additional Considerations”), “The Offer” — Section 3 (“Status of Eligible Options Not Amended”), “The Offer” — Section 6 (“Acceptance of Eligible Options for Amendment”), “The Offer” — Section 9 (“Source and Amount of Consideration”) and “The Offer” — Section 10 (“Amended Eligible Options Will Not Differ from Eligible Options”) is incorporated herein by reference.
     (c) The information set forth under “The Offer” — Section 8 (“Price Range of Common Stock Underlying the Options”) in the Offer to Amend is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) The Company is the filing person. The Company’s business address and telephone number are set forth in Item 2(a) above, which information is incorporated herein by reference. The information set forth under Schedule II (“Directors and Executive Officers of HCC”) and Schedule III (“Beneficial Ownership of HCC Securities by Directors and Executive Officers of HCC”) in the Offer to Amend is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) The information set forth in the Offer to Amend on the introductory pages and under the following sections is incorporated herein by reference:
•	“Summary Term Sheet”;

•	“The Offer” — Section 1 (“Eligible Participants; Eligible Options; Amendment and Cash Bonus; Expiration Date; Additional Considerations”);

•	“The Offer” — Section 2 (“Purpose of the Offer”);

•	“The Offer” — Section 3 (“Status of Eligible Options Not Amended”);

•	“The Offer” — Section 4 (“Procedures for Accepting the Offer to Amend Eligible Options”);

•	“The Offer” — Section 5 (“Withdrawal Rights”);

•	“The Offer” — Section 6 (“Acceptance of Eligible Options for Amendment”);

•	“The Offer” — Section 7 (“Conditions of the Offer”);

•	“The Offer” — Section 9 (“Source and Amount of Consideration”);

•	“The Offer” — Section 10 (“Amended Eligible Options Will Not Differ from Eligible Options”);

•	“The Offer” — Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”);

•	“The Offer” — Section 13 (“Status of Options Amended by Us in the Offer; Accounting Consequences of the Offer”);

•	“The Offer” — Section 14 (“Legal Matters; Regulatory Approvals”);

•	“The Offer” — Section 15 (“Material U.S. Federal Income Tax Consequences”);

•	“The Offer” — Section 16 (“Extension of the Offer; Termination; Amendment”); and

•	“The Offer” — Section 18 (“Forward-Looking Statements; Miscellaneous”).
     (b) The information set forth under “The Offer” — Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) in the Offer to Amend is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (e) The information set forth under “The Offer” — Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) in the Offer to Amend is incorporated herein by reference. The 1995 Flexible Incentive Plan, as amended and restated, the 1997 Flexible Incentive Plan, as amended and restated, the 2001 Flexible Incentive Plan, as amended and restated, and the 2004 Flexible Incentive Plan pursuant to which the Eligible Options have been granted contain information regarding the subject securities and are Exhibits (d)(1), (d)(2), (d)(3) and (d)(4) hereto, respectively, and are incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a), (b) and (c) The information set forth under “The Offer” — Section 1 (“Eligible Participants; Eligible Options; Amendment and Cash Bonus; Expiration Date; Additional Considerations”), “The Offer” — Section 2 (“Purpose of the Offer”), “The Offer” — Section 6 (“Acceptance of Eligible Options for Amendment”) and “The Offer” — Section 13 (“Status of Options Amended by Us in the Offer; Accounting Consequences of the Offer”) in the Offer to Amend is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) The information set forth under “The Offer” — Section 9 (“Source and Amount of Consideration”) and “The Offer” — Section 17 (“Fees and Expenses”) in the Offer to Amend is incorporated herein by reference.
     (b) The information set forth under “The Offer” — Section 7 (“Conditions of the Offer”) and “The Offer” — Section 9 (“Source and Amount of Consideration”) in the Offer to Amend is incorporated herein by reference.
     (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.
     (a) and (b) The information set forth under “The Offer” Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Schedule III (“Beneficial Ownership of HCC Securities by Directors and Executive Officers of HCC”) in the Offer to Amend is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) The information set forth under Section 17 (“Fees and Expenses”) in the Offer to Amend is incorporated herein by reference.
Item 10. Financial Statements.
     (a) The information set forth under “The Offer” Section 11 (“Information Concerning HCC”) in the Offer to Amend is incorporated herein by reference. Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission on March 1, 2007, and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed with the Securities and Exchange Commission on May 10, 2007, including all material incorporated by reference therein, is incorporated herein by reference. The Company’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.
     (b) Not applicable.
Item 11. Additional Information.
     (a) The information set forth under “The Offer” Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and “The Offer” Section 14 (“Legal Matters; Regulatory Approvals”) in the Offer to Amend is incorporated herein by reference.
     (b) Not applicable.
Item 12. Exhibits.

(a)(1)(A)	Offer to Amend, dated July 9, 2007.

(a)(1)(B)	Announcement of Offer to Amend.

(a)(1)(C)	Letter of Transmittal.

(a)(1)(D)	Withdrawal Form.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Form of Reminder of Expiration Date.

(a)(5)(B)	Form of Notice of Amendment of Eligible Options and Eligibility for Cash Bonus.

(a)(5)(C)	Form of Option Summary.

(b)	Not applicable.

(d)(1)	HCC Insurance Holdings, Inc. 1995 Flexible Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999).

(d)(2)	HCC Insurance Holdings, Inc. 1997 Flexible Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999).

(d)(3)	HCC Insurance Holdings, Inc. 2001 Flexible Incentive Plan, as amended and restated (incorporated by reference to Attachment A to the Company’s Definitive Proxy Statement on Form DEF 14A for the May 23, 2002 Annual Meeting of Shareholders).

(d)(4)	HCC Insurance Holdings, Inc. 2004 Flexible Incentive Plan (incorporated by reference to Attachment B to the Company’s Definitive Proxy Statement on Form DEF 14A for the May 13, 2004 Annual Meeting of the Shareholders).

(d)(5)	Form of Option Amendment Agreement executed by certain executive officers of the Company.

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
Not applicable.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HCC Insurance Holdings, Inc.
By:	/s/ Frank J. Bramanti
Frank J. Bramanti
Chief Executive Officer

Date: July 9, 2007

Exhibit
Number	Description
(a)(1)(A)	Offer to Amend, dated July 9, 2007.

(a)(1)(B)	Announcement of Offer to Amend.

(a)(1)(C)	Letter of Transmittal.

(a)(1)(D)	Withdrawal Form.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Form of Reminder of Expiration Date.

(a)(5)(B)	Form of Notice of Amendment of Eligible Options and Eligibility for Cash Bonus.

(a)(5)(C)	Form of Option Summary.

(b)	Not applicable.

(d)(1)	HCC Insurance Holdings, Inc. 1995 Flexible Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999).

(d)(2)	HCC Insurance Holdings, Inc. 1997 Flexible Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999).

(d)(3)	HCC Insurance Holdings, Inc. 2001 Flexible Incentive Plan, as amended and restated (incorporated by reference to Attachment A to the Company’s Definitive Proxy Statement on Form DEF 14A for the May 23, 2002 Annual Meeting of Shareholders).

(d)(4)	HCC Insurance Holdings, Inc. 2004 Flexible Incentive Plan (incorporated by reference to Attachment B to the Company’s Definitive Proxy Statement on Form DEF 14A for the May 13, 2004 Annual Meeting of the Shareholders).

(d)(5)	Form of Option Amendment Agreement executed by certain executive officers of the Company.

(g)	Not applicable.

(h)	Not applicable.